For Immediate Release

Nordion Reports First Quarter 2012 Financial Results

•	First quarter fiscal 2012 revenue of $53.0 million and adjusted earnings per share from continuing operations were $0.11 (GAAP loss per share from continuing operations were $0.01)
•	Achieved TheraSphere revenue growth of 23% in first quarter fiscal 2012 compared to same period last year
•	Advanced Sterilization Technologies strategic objectives with key account renewals and commercial launch of GammaFIT™

Nordion reports in U.S. dollars unless otherwise specified. Please also refer to the Management’s Discussion and Analysis and Consolidated Financial Statements.

OTTAWA, CANADA – March 6, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, today reported results for the first quarter of fiscal 2012. First-quarter revenue of $53.0 million decreased 18% from $65.0 million reported in the first quarter of fiscal 2011.

Excluding the specified items shown on the attached quarterly non-GAAP reconciliations table, adjusted net income for the first quarter of fiscal 2012 was $7.1 million, compared with $14.0 million in the previous year. The Company reported GAAP net loss of $0.9 million in first quarter fiscal 2012 compared with net income of $21.5 million in the first quarter of fiscal 2011.

First-quarter fiscal 2012 adjusted earnings per share, excluding specified items, was $0.11 compared with $0.21 in the first quarter fiscal 2011, reflecting a decrease of 48%. GAAP loss per share from continuing operations were $0.01 in the first quarter of fiscal 2012, versus $0.38 earnings per share in the same period last year.

“Given the dynamic nature of our businesses, our performance in the first quarter was lower than expected, however the fundamentals of our core business remain strong,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We continue to focus on our strategy of building an interventional oncology business, selectively growing our attractive Sterilization Technologies franchise and optimizing the value of Medical Isotopes.”
Key Q1 2012 Events:
•	On December 6, 2011, Nordion commercially launched the Flexible Irradiation Technology (GammaFIT™) irradiator system;
•	On January 19, 2012, Nordion announced it had entered into a six-year cobalt-60 supply agreement with Synergy Health; and
•	On January 31, 2012, Nordion announced the renewal of its normal course issuer bid.

Consolidated Financial Results

	Three months ended January 31
(thousands of U.S. dollars, except when noted)	2012	2011	% Change
Revenues	$53,015	$64,962	(18%)
Gross margin	52%	55%	(3%)
Net (loss) income	$(887)	$21,545	(104%)
Basic (loss) earnings per share from continuing operations	$(0.01)	$0.38	(103%)
Adjusted earnings per share from continuing operations	$0.11	$0.21	(48%)
Cash and cash equivalents	$71,166	$107,932	(34%)
Weighted average number of Common shares outstanding – basic (thousands of shares)	62,246	67,133	(7%)

Segment Financial Results (with reconciliation to net (loss) income)
	Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2012	2011	% Change
Revenues
Targeted Therapies	$12,839	$16,805	(24%)
Sterilization Technologies	16,136	18,750	(14%)
Medical Isotopes	24,040	29,407	(18%)
Consolidated segment revenues from continuing operations	$53,015	$64,962	(18%)

Segment earnings (loss)
Targeted Therapies	$2,037	$4,772	(57%)
Sterilization Technologies	4,454	6,664	(33%)
Medical Isotopes	8,787	12,410	(29%)
Corporate and Other	(1,915)	(1,194)	60%
Total segment earnings	$13,363	$22,652	(41%)

Depreciation and amortization	5,180	5,444	(5%)
Restructuring recovery, net	(648)	(308)	110%
AECL arbitration and legal costs	1,878	3,606	(48%)
Loss on Celerion note receivable	2,411	-	100%
Change in fair value of embedded derivatives	6,254	(18,615)	(134%)
Consolidated operating (loss) income from continuing operations	$(1,712)	$32,525	(105%)

Net interest income	607	1,688	(64%)
Equity loss	-	(128)	(100%)
Income tax recovery (expense)	218	(8,588)	(103%)
Loss from discontinued operations net of income taxes	-	(3,952)	(100%)
Net (loss) income	$(887)	$21,545	(104%)

Targeted Therapies
Targeted Therapies revenue for first quarter fiscal 2012 of $12.8 million decreased by $4.0 million or 24% compared with first quarter fiscal 2011. TheraSphere revenue of $11.0 million increased by $2.0 million or 23% in first quarter fiscal 2012 compared with first quarter fiscal 2011, while Contract Manufacturing revenue of $1.8 million decreased by $6.0 million or 77% compared with the same period in the prior year.

TheraSphere sales growth during the first quarter of fiscal 2012 was primarily due to adoption by new customers. TheraSphere revenue growth was essentially flat on a sequential basis primarily due to a decline in revenue with certain key accounts, which was offset with growth in new accounts. While the Company believes these fluctuations are a normal part of the growth of a high-value, niche product, Nordion continues to reduce the impact of this variable through greater training and education for interventional oncology teams, securing new customer accounts, and increasing support to existing customer accounts.

Contract Manufacturing revenue was primarily impacted by the interruption of CardioGen-82® manufacturing for Bracco Diagnostics Inc. (Bracco). Nordion has not manufactured CardioGen-82 since second quarter fiscal 2011 due to a third party component issue, which arose during that quarter, and a voluntary recall for other reasons that was subsequently initiated by Bracco effective July 25, 2011. Bracco recently announced the reintroduction of CardioGen-82 into the market. On February 14, 2012, Bracco issued a letter to customers that they were resuming CardioGen-82 production with availability phased in through February and March.  While Nordion’s role in the return to manufacturing has yet to be defined, the Company’s discussions with Bracco are ongoing in this regard.

Sterilization Technologies
Sterilization Technologies revenue for first quarter fiscal 2012 of $16.1 million decreased by $2.6 million or 14% compared with the first quarter fiscal 2011. Revenue from Cobalt of $15.7 million in first quarter fiscal 2012 decreased by $2.7 million or 15%, while revenue from Sterilization-Other of $0.4 million remained flat compared with first quarter fiscal 2011. The decrease in Cobalt revenue was primarily due to the quarterly variability of timing of shipments during a fiscal year.

Medical Isotopes
Medical Isotopes revenue of $24.0 million in first quarter fiscal 2012 decreased by $5.4 million or 18% compared with first quarter fiscal 2011. Reactor isotopes revenue of $20.9 million in first quarter fiscal 2012, decreased by $4.7 million or 18%, while Cyclotron isotopes revenue of $3.1 million decreased by $0.7 million or 18%, compared with the same period of the prior year.

The decrease in Reactor isotopes revenue in first quarter fiscal 2012 was mainly due to decreases in sales volume and price of Molybdenum-99, while Cyclotron isotopes revenue declined due to lower sales volumes of
Thallium-201 and Iodine-123.

Corporate and Other
Corporate and Other spending was $1.9 million in first quarter fiscal 2012, up $0.7 million, compared with the first quarter fiscal 2011. Corporate selling, general and administrative (SG&A) expenses of $3.2 million in first quarter fiscal 2012 increased by $2.1 million compared with first quarter fiscal 2011 primarily due to stock based compensation costs and a $1.0 million increase in insurance expense, partially offset by the impact of the weakening of the Canadian dollar relative to the U.S. dollar. Other income, net was $1.3 million, up $1.4 million compared with an expense of $0.1 million in first quarter fiscal 2011, relating to foreign exchange gains.

A full copy of Nordion’s first quarter fiscal 2012 financial statements and notes and the related Management’s Discussion and Analysis can be downloaded at www.nordion.com/investors/financial_results.asp or found on www.sedar.com or www.edgar.com.

Conference Call
Nordion will hold a conference call on Wednesday, March 7, 2012 at 9:30 am ET to discuss its first quarter fiscal 2012 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at http://www.nordion.com/webcasts. To participate, please dial 1-866-225-0198 (toll-free North America) or 1-416-340-8061 (International).

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

Caution Concerning Forward-Looking Statements
This release contains forward-looking statements, within the meaning of applicable securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995.  These statements can be identified by expressions of belief, expectation or intention, as well as those statements that are not historical fact.  The words “may”, “will”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and similar words and expressions are also intended to identify forward-looking statements. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances, but which are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Accordingly, this release is subject to the disclaimer and qualified by the assumptions, qualifications and risk factors referred to in our 2011 Annual Information Form (AIF). Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, fluctuations in supply and demand, pricing pressures and rising costs, changes in currency and exchange rates and potential adverse developments in new and pending legal proceedings or regulatory investigations, as well as the risk factors which are described in section 5 of our 2011 AIF and in our other filings with the Canadian provincial securities commissions and the US Securities and Exchange Commission, and our success in anticipating and managing those risks. We caution readers not to place undue reliance on the Company’s forward-looking statements, as a number of factors could cause our actual results, performance or achievements to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Non GAAP Information

To supplement the financial measures prepared in accordance with generally accepted accounting principles (GAAP), the company uses non-GAAP financial measures such as adjusted net income and adjusted earnings per share. Non-GAAP financial measures exclude certain items, such as restructuring charges and recovery, change in fair value of embedded derivatives, AECL arbitration and legal fees, loss and gains on sales of investments, loss or gains on discontinued operations, and tax effects on adjusted items. Management uses non-GAAP financial measures internally for strategic decision making, forecasting future results and evaluating current performance. By disclosing non-GAAP financial measures, management intends to provide investors with a meaningful, consistent comparison of the company's core operating results and trends for the periods presented. Non-GAAP financial measures are not prepared in accordance with GAAP. Therefore, the information is not necessarily comparable to other companies and should be considered as a supplement to, not a substitute for, or superior to, the corresponding measures calculated in accordance with GAAP.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tanya Pobuda
(613) 592-3400 x 2280
tanya.pobuda@nordion.com

Non GAAP Reconciliation

	Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2012	2011	% Change
Net (loss) income	$(887)	$21,545	(104%)
Adjusted for specified items:
Restructuring recovery, net	(648)	(308)	110%
Change in fair value of embedded derivatives	6,254	(18,615)	(134%)
AECL arbitration and legal fees	1,878	3,606	(48%)
Loss on Celerion note receivable	2,411	-	100%
Tax effect on specified items listed above	(1,883)	3,849	(149%)
Loss on discontinued operations, net of tax	-	3,952	100%
Adjusted net income	$7,125	$14,029	(49%)

Earnings per share	$(0.01)	$0.32	(103%)
Adjusted earnings per share	$0.11	$0.21	(48%)
Weighted average number of Common shares outstanding – basic (thousands of shares)	62,246	67,133	(7%)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION [UNAUDITED]	January 31	October 31
(thousands of U.S. dollars, except share amounts)	2012	2011
ASSETS
Current assets
Cash and cash equivalents	$71,166	$74,067
Accounts receivable	33,878	38,999
Notes receivable	12,763	16,061
Inventories	33,243	30,595
Income taxes recoverable	21,172	22,857
Current portion of deferred tax assets	6,424	7,661
Other current assets	11,230	13,842
Assets of discontinued operations	-	936
Total current assets	189,876	205,018

Property, plant and equipment, net	94,271	97,690
Deferred tax assets	74,430	73,237
Long-term investments	1,473	1,473
Other long-term assets	74,049	81,245
Total assets	$434,099	$458,663
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$12,587	$13,661
Accrued liabilities	48,942	52,914
Income taxes payable	13,268	13,607
Current portion of long-term debt	4,148	4,156
Current portion of deferred revenue	1,072	1,820
Liabilities of discontinued operations	-	4,079
Total current liabilities	80,017	90,237

Long-term debt	40,733	40,174
Deferred revenue	3,285	3,855
Other long-term liabilities	38,045	39,619
Total liabilities	162,080	173,885

Shareholders’ equity
Common shares at par – Authorized shares: unlimited; Issued and outstanding shares: 61,980,021 and 62,378,521, respectively;	252,455	254,076
Additional paid-in capital	83,538	83,159
Accumulated deficit	(225,015)	(216,789)
Accumulated other comprehensive income	161,041	164,332
Total shareholders’ equity	272,019	284,778
Total liabilities and shareholders’ equity	$434,099	$458,663

Please refer to the complete set of Consolidated Financial Statements for Q1 2012

CONSOLIDATED STATEMENTS OF OPERATIONS
[UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars, except per share amounts)	2012	2011
Revenues	$53,015	$64,962
Costs and expenses
Direct cost of revenues	25,458	29,444
Selling, general and administration	16,045	14,962
Depreciation and amortization	5,180	5,444
Restructuring recovery	(648)	(308)
Change in fair value of embedded derivatives	6,254	(18,615)
Other expenses, net	2,438	1,510
Total costs and expenses	54,727	32,437
Operating (loss) income from continuing operations	(1,712)	32,525
Interest expense	(1,173)	(789)
Interest income	1,780	2,477
Equity loss	-	(128)
(Loss) income from continuing operations before income taxes	(1,105)	34,085
Income tax (recovery) expense	(218)	8,588
(Loss) income from continuing operations	(887)	25,497
Loss from discontinued operations, net of income taxes	-	(3,952)
Net (loss) income	$(887)	$21,545

Basic and diluted (loss) earnings per share
- from continuing operations	$(0.01)	$0.38
- from discontinued operations	-	(0.06)
Basic and diluted (loss) earnings per share	$(0.01)	$0.32

Please refer to the complete set of Consolidated Financial Statements for Q1 2012

CONSOLIDATED STATEMENTS OF CASH FLOWS [UNAUDITED]	Three months ended January 31
(thousands of U.S. dollars)	2012	2011
Operating activities
Net (loss) income	$(887)	$21,545
Loss from discontinued operations, net of income taxes	-	(3,952)
(Loss) income from continuing operations	(887)	25,497
Adjustments to reconcile net loss to cash provided by (used in) operating activities relating to continuing operations:
Items not affecting current cash flows	8,004	(17,626)
Changes in operating assets and liabilities	2,268	(18,324)
Cash provided by (used in) operating activities of continuing operations	9,385	(10,453)
Cash used in operating activities of discontinued operations	-	(4,015)
Cash provided by (used in) operating activities	9,385	(14,468)
Investing activities
Purchase of property, plant and equipment	(2,311)	(884)
Decrease (increase) in restricted cash	300	(566)
Cash used in investing activities of continuing operations	(2,011)	(1,450)
Cash provided by investing activities of discontinued operations	-	1,388
Cash used in investing activities	(2,011)	(62)
Financing activities
Payment of cash dividends	(6,238)	-
Repurchase and cancellation of Common shares	(3,521)	(1,060)
Cash used in financing activities of continuing operations	(9,759)	(1,060)
Cash used in financing activities of discontinued operations	-	(1,193)
Cash used in financing activities	(9,759)	(2,253)
Effect of foreign exchange rate changes on cash and cash equivalents	(516)	1,913
Net decrease in cash and cash equivalents during the period	(2,901)	(14,870)
Cash and cash equivalents, beginning of period	74,067	122,802
Cash and cash equivalents, end of period	$71,166	$107,932

Please refer to the complete set of Consolidated Financial Statements for Q1 2012

SOURCE: Nordion